Exhibit 99.1
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               NOTICE OF SHAREHOLDERS OF KAANAPALI LAND, LLC


                                                   January 25, 2008

     On January 11, 2008, SCM SPECIAL FUND, LLC, SUTTER OPPORTUNITY FUND 4, LLC, MPF FLAGSHIP FUND 11, LLC, MPF DEWAAY PREMIER FUND 4, LLC, and MPF SPECIAL FUND 8, LLC (collectively, the "Purchasers") filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934, whereby the Purchasers presented an unsolicited offer (the "Offer") to purchase up to 32,000 common shares (the "Shares") of Kaanapali Land, LLC (the "Company") at $30 per Share. THE COMPANY EXPRESSES NO OPINION AND REMAINS NEUTRAL WITH RESPECT TO THE OFFER. The Company considered the following matters in concluding not to take a position, which matters should be reviewed by any holder of Shares (individually, a "Holder" and collectively, the "Holders") in considering the Offer:

     . Neither the Company nor its manager, Pacific Trail Holdings, LLC (the "Manager"), has recently expressed an opinion concerning the fair market value of the Shares. In April 2007, the Company entered into a Plan and Agreement of Merger (the "Merger Agreement") for the merger of KLLLC Mergerco, LLC ("KLLLC") with and into the Company, which provided, subject to the terms and conditions of the Merger Agreement, that upon the effective time of the merger, each Class A Share(1) would have been converted into the right to receive $43.25 in cash per share (the "Proposed Merger Price"). Among the conditions to the Merger Agreement was that there shall be no pending or threatened litigation that could reasonably be expected (a) to have a material adverse effect on the business, financial condition or results of operations of the Company or KLLLC or
           (b) to increase the costs of the merger in any material respect. On May 10, 2007, John G. Brant, P.C. Pension Trust and John G. Brant filed a suit in the Court of Chancery in the State of Delaware against the Company, the Manager and others, alleging that the price to be paid for each Class A Share pursuant to the Merger Agreement was unfair and undervalued the Company, as well as several other matters. Because the cost of defending and/or settling the lawsuit could have been reasonably expected to materially increase the costs of the merger, the Company terminated the Merger Agreement on June 15, 2007. In connection with the Merger Agreement, however, the Company filed a Schedule 13E-3 and Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 (collectively, the "Schedule 13E-3") whereby, among other things, the Company, the Manager and certain other affiliates participating in the transaction rendered the opinion that the Proposed Merger Price was fair compensation to the Holders of Class A Shares at the time of the proposed merger(2).

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  (1)  At the time of the Merger Agreement, the Company had two classes of shares, Class A Shares and Class B Shares. These two classes were subsequently redesignated as "common shares" effective November 14, 2007, upon the expiration of certain rights that benefitted the Class A Shares under the Amended and Restated Limited Liability Company Agreement of Kaanapali Land, LLC, dated as of November 14, 2002.

  (2) All of the Company's reports filed with the Securities and Exchange Commission can be obtained by going to the SEC's EDGAR Website at http://www.sec.gov/edgar.shtml.


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     .     Since the time of the proposed merger there has been a
           significant deterioration in housing markets on a nationwide basis, both in terms of volume and activity, a constriction of credit markets (including, in particular, the residential mortgage markets) and financial and equity markets generally. These developments have been widely reported in the media. The Company's primary business is the planning, entitlement, development and sale of the acreage it holds on the Island of Maui in Hawaii, most of which will ultimately be devoted to residential uses. Currently, the Company has entitlements for the sale of 58 agricultural lots that can each include a farm dwelling site. Since the time of the filing of the Schedule 13E-3, the Company has sold only two lots and currently has none under contract. There can be no assurance as to when or whether markets will rebound to enable the Company to achieve a level of sales in excess of its ongoing cash requirements. Reference is made to the Company's most-recent reports on Form 10-Q for the quarterly period ended September 30, 2007 and on Form 10-K for the annual period ended December 31, 2006 for a discussion of the various material risks and developments affecting the Company.

     . The Company continues to seek to sell its non-strategic assets. In the event that any such sale occurs, the Company would obtain cash proceeds that will improve the Company's liquidity position. It is expected that any such proceeds would be devoted to the satisfaction of the Company's existing and future liabilities and the pursuit of the Company's development opportunities on Maui. The Company does not anticipate that any such proceeds would be distributed to Holders of Shares. However, there can be no assurance that the Company will be able to arrange for any such sale or that any such sale will be consummated.

     . The Company has no current plans to liquidate or to make any distributions, and it is unlikely that any distributions will be made in the foreseeable future, and possibly not before the Company ultimately liquidates when its properties are sold and its liabilities are satisfied, which may be many years in the future. There can be no assurance that any other liquidity events will occur that will provide Holders of Shares with an opportunity to sell at a reasonable price. A Holder's only opportunity to sell Shares may be through secondary market transactions. While Kaanapali Land has not listed the shares on any recognized securities exchange and does not intend to do so, a small secondary market for the Shares has developed, without Company participation, on the "Other - OTC Securities" market operated by The NASDAQ Stock Market, Inc. This market is essentially unregulated and is not supported by market makers or any institutionalized quotation system with centrally collected bids and offers. Recent sales of Shares have been reported to be at prices that approximate the price to be paid pursuant to the Offer. However, the Company is not expressing an opinion for the reasons stated herein, as to whether those sales are representative of the market value of the Shares. Although the Company expresses no opinion and remains neutral with respect to the Offer, any Holder who either has a need or a desire for liquidity with respect to its Shares may wish to consider participating in the Offer to achieve that liquidity.











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     .     The Offer price of $30 per Share is approximately 69% of the
           Proposed Merger Price. However, as noted above, market conditions since the termination of the Merger Agreement have deteriorated significantly and remain volatile and uncertain. In addition, the Proposed Merger Price did not take into account various matters that would often be considered in the valuation of an illiquid, minority interest, and thus did not give effect to any premium or discount that may be attributable by reason of any control premium, minority or illiquidity discounts or other rights, restrictions or limitations that may be attributable to individual Shares or blocks of Shares. When compared to its earlier determination of a fair Merger Price and taking into account the intervening downturn in the housing and financial markets, the Company is not in a position to express what would be a reasonable current valuation of a minority position in the Company.

THEREFORE, THE COMPANY EXPRESSES NO OPINION AND REMAINS NEUTRAL WITH RESPECT TO THE OFFER.

     ALL HOLDERS OF SHARES ARE DIRECTED TO THE COMPANY'S PUBLIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH CONTAIN IMPORTANT DISCLOSURES CONCERNING THE COMPANY AND ITS PROSPECTS. REFERENCES TO OR EXCERPTS TAKEN FROM SUCH REPORTS HEREIN ARE NOT SUBSTITUTES FOR THE REPORTS THEMSELVES, WHICH SPEAK FOR THEMSELVES.

     In general, a sale of Shares pursuant to the Offer will constitute a taxable event. A Holder of Shares should consult his/her own tax advisor prior to accepting the Offer and tendering his/her Shares.

     The principal executive offices of Kaanapali Land, LLC are located at 900 North Michigan Avenue, Suite 1400, Chicago, Illinois 60611 and its telephone number is (312) 915-1987. The address of the Purchasers is c/o MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, CA 94556.

     Based on information known to the Company after making reasonable inquiry, the executive officers and all other affiliates of the Company intend to continue to hold their Shares and not tender them to the Purchaser pursuant to the Offer.

     On January 18, 2008, the Company entered into an agreement with Stephen Lovelette ("Lovelette"), an executive vice president of the Company, whereby the Company agreed to issue up to 52,000 shares of a new class of common shares (the "Class C Shares") in consideration for his services to the Company. The Class C Shares have the same rights as the Shares except that the Class C Shares will not participate in any distributions until the holders of the Shares have received aggregate distributions equal to $19 per Share,
subject to customary antidilution adjustments.   The Class C Shares became 50%
vested at the time of grant, an additional 25% will vest on December 31, 2008 if Lovelette remains employed by the Company through that date and the remaining 25% will vest on December 31, 2009 if Lovelette remains employed by the Company through that date.

     The Company pays a non-accountable reimbursement of approximately $30 thousand per month to JMB Realty Corporation, an affiliate of the Manager, in respect of general overhead expense.

     The Company reimburses its affiliates for direct expenses incurred on its behalf, including salaries and salary-related expenses incurred in connection with the management of the Company's operations. Generally, the entity that employs the person providing the services receives the reimbursement. The total costs for the year ended December 31, 2006 was approximately $2.6 million.






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     As of January 25, 2008, there are 1,792,613.66 Shares outstanding.

     IF YOU WISH TO RETAIN YOUR SHARES AND YOU HAVE NOT ALREADY TENDERED THEM PURSUANT TO THE OFFER, YOU NEED NOT TAKE ANY ACTION REGARDING THE OFFER.

                                  Very truly yours,


                                  KAANAPALI LAND, LLC




























































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